
April 17, 2012

<u>Via Facsimile</u>
Mr. Robert L. Matejka
Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

> **Re:** **RPM International Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2011**
> **Filed July 27, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 30, 2011**
> **Response Letter Dated March 26, 2012**
> **File No. 1-14187**

Dear Mr. Matejka:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended May 31, 2011</u>

<u>Financial Statements</u>

<u>Note O – Contingencies and Other Accrued Losses, page 60</u>

1.   We note your response to our prior comment number four. In addition to the indicative

information you propose to disclose in future filings, please also disclose the following related to your warranty reserves:

- Identify the specific product or products which represent the majority of your warranty claims.

- Expand your disclosures to address the elements considered in the Interpretive Response to Question 3, of SAB Topic 5:Y, including: the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled or otherwise resolved for each period and the average settlement amount per claim.

- Provide expanded accounting policy disclosure describing your methods for determining and the key elements of your accrual, similar to the information you provide in your response.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, or John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief